04054235

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME RAO United Energy Systems of Russia

*CURRENT ADDRESS 119526 Moscow

Prospekt Verdnadskogo, 101

Bldg. 3

**FORMER NAME

**NEW ADDRESS

PROCESSED

JUN 17 2005

THOMSON FINANCIAL

FILE NO. 82- 4077 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DAT : 6/16/06

RAO UES
PARENT COMPANY STAND-ALONE IFRS FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003

ZAO KPMG

11 Gogolevsky Boulevard
Moscow 119019
Russia

Tel. +7 (095) 937 4477
Fax +7 (095) 937 4400/99
www.kpmg.ru

Independent Auditor's Report

Board of Directors
OAO RAO UES of Russia

We have audited the accompanying balance sheet of OAO RAO UES of Russia (the "Company") as of 31 December 2003 and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements, as set out on pages 2 to 37, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended 31 December 2002 were audited by another auditor whose report dated 6 June 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2003, and the results of its operations, changes in shareholders' equity and cash flows for the year then ended in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

ZAO KPMG

ZAO KPMG
Moscow, Russian Federation
5 July 2004

RAO UES ("Parent company" stand-alone)
Balance Sheet as at 31 December 2003
(in millions of Russian roubles)

	Notes	31 December 2003	31 December 2002
Assets			
Non-current assets			
Property, plant and equipment	7	28,081	62,682
Investments in subsidiaries and associates	8	179,756	139,319
Deferred profit tax asset	14	725	-
Loans issued	9	3,407	7,032
Other non-current assets	10	30,293	18,310
Total non-current assets		**242,262**	**227,343**
Current assets			
Cash and cash equivalents	11	13,280	7,662
Accounts receivable and prepayments	12	12,602	17,268
Inventories		325	756
Loans issued	9	5,956	13,563
Other current assets		1,403	3,055
Total current assets		**33,566**	**42,304**
Total assets	5	**275,828**	**269,647**
Shareholders' equity and liabilities			
Shareholders' equity			
Share capital	13		
Ordinary shares (nominal value RR 20,521 million)		147,439	147,439
Preference shares (nominal value RR 1,038 million)		7,667	7,667
Treasury shares		-	(561)
		155,106	154,545
Retained earnings and other reserves		107,558	80,679
Total shareholders' equity		**262,664**	**235,224**
Non-current liabilities			
Deferred profit tax liabilities	14	-	3,133
Non-current debt	15	3,805	7,214
Other non-current liabilities	21	1,709	3,398
Total non-current liabilities		**5,514**	**13,745**
Current liabilities			
Current debt and current portion of non-current debt	16	1,208	10,359
Accounts payable and accrued charges	17	3,084	3,113
Taxes payable	18	3,358	5,258
Deferred income		-	1,948
Total current liabilities		**7,650**	**20,678**
Total shareholders' equity and liabilities		**275,828**	**269,647**

Deputy Chairman of the Management Board — Urinson J.M.

Finance Director — Zhurba D.G.

5 July 2004

RAO UES ("Parent company" stand-alone)

Statement of Operations for the year ended 31 December 2003

(in millions of Russian roubles)

	Notes	Year ended 31 December 2003	Year ended 31 December 2002
Revenues			
Transmission / subscription fees	4	38,883	42,276
Exported electricity		9,476	9,316
Heat and electricity		1,507	1,845
Investment income		3,611	2,260
Rental income		1,154	1,306
Other income		3,322	3,479
Total revenues	5	**57,953**	**60,482**
Operating costs	19		
High voltage network operating costs		9,131	11,492
Purchased electricity		5,369	5,282
Administrative and general		5,162	4,787
Rental costs		1,154	696
Taxes other than on income		1,140	1,739
Heat and electricity generation costs		765	1,384
Loss on the disposal of property, plant and equipment and investments		597	1,518
Impairment of property, plant and equipment	7	1,078	10,534
Increase / (reduction) in allowance for doubtful debtors		986	(364)
Other expenses		1,434	911
Total costs and other deductions		**26,816**	**37,979**
Income from operations		**31,137**	**22,503**
Monetary effects and financing items	22	(794)	(2,397)
Income before profit tax		**30,343**	**20,106**
Current profits tax charge		(7,493)	(12,170)
Deferred profits tax benefit		3,999	18,459
Total tax (charge) / benefit	14	(3,494)	6,289
Net income		**26,849**	**26,395**
Earnings per ordinary and preference share – basic and diluted (in Russian Roubles)	20	0.62	0.62

Deputy Chairman of the Management Board — Urinson J.M.

Finance Director — Zhurba D.G.

5 July 2004

RAO UES ("Parent company" stand-alone)

Statement of Cash Flows for the year ended 31 December 2003

(in millions of Russian roubles)

	Notes	Year ended 31 December 2003	Year ended 31 December 2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Income before profit tax		**30,343**	**20,106**
Adjustments to reconcile net income before profit tax to net cash provided by operations:			
Depreciation		1,880	7,342
Impairment of property, plant and equipment		1,078	10,534
Impairment of other non-current assets and investments		3,337	521
Increase / (reduction) in allowance for doubtful debtors		986	(364)
Loss on disposal of property, plant and equipment and investments		597	1,518
Foreign exchange loss		72	347
Imputed income on loans issued		(2,316)	(5,304)
Interest expense		969	4,065
Tax interest and gain on restructuring accounts payable and taxes payable		(1,268)	(268)
Dividends receivable and received		(3,611)	(2,260)
Monetary effects on non-operating balances		-	2,510
Adjustment for non-cash investing activities		(1,019)	(349)
Other		-	(31)
Operating profit before working capital changes and profits tax paid		**31,048**	**38,367**
Working capital changes:			
Decrease in accounts receivables and prepayments, gross		2,230	28,541
Decrease in current portion of loans issued		12,235	10,023
Increase / (decrease) in non-current portion of loans issued		(230)	8,173
Decrease in other current assets		1,653	411
Decrease in inventories		240	225
Decrease in accounts payable and accrued charges		(716)	(29,961)
Decrease in taxes payable other than profits tax		(113)	(4,633)
(Decrease) / increase in other non-current liabilities		(1,657)	146
(Decrease) / increase in deferred income		(1,948)	411
Profits tax paid		(9,586)	(10,901)
Net cash provided by operating activities		**33,156**	**40,802**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to property, plant and equipment		(3,604)	(7,642)
Proceeds from sales of property, plant and equipment		276	298
Additions to other non-current assets		-	(10,126)
Purchase of investments, net		(15,174)	(1,116)
Dividends received		3,284	2,294
Interest received		1,102	-
Net cash used for investing activities		**(14,116)**	**(16,292)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of current debt		-	8,017
Proceeds from issuance of non-current debt		319	6,733
Repayment of debt		(12,833)	(29,305)
Effect of inflation on financing activities		-	3,502
Interest paid		(327)	(7,946)
Dividends paid		(2,028)	(1,347)
Proceeds from sales of treasury shares		1,447	-
Net cash used for financing activities		**(13,422)**	**(20,346)**
Effect of inflation on cash and cash equivalents		-	(866)
Net increase in cash and cash equivalents		**5,618**	**3,298**
Cash and cash equivalents at the beginning of the year		**7,662**	**4,364**
Cash and cash equivalents at the end of the year	11	**13,280**	**7,662**

Deputy Chairman of the Management Board — Urinson J.M.

Finance Director — Zhurba D.G.

5 July 2004

RAO UES ("Parent company" stand-alone)

Statement of Changes in Shareholders' Equity for the year ended 31 December 2003

(in millions of Russian roubles)

	Ordinary share capital	Preference share capital	Treasury shares	Retained earnings and other reserves	Total shareholders' equity
At 31 December 2001	147,439	7,667	(561)	56,006	210,551
Net profit	-	-	-	26,395	26,395
Dividends	-	-	-	(1,385)	(1,385)
Change in fair value of available-for-sale investments	-	-	-	(337)	(337)
At 31 December 2002	147,439	7,667	(561)	80,679	235,224
Net profit	-	-	-	26,849	26,849
Dividends	-	-	-	(1,988)	(1,988)
Change in fair value of available-for-sale investments	-	-	-	1,437	1,437
Change in treasury shares, net	-	-	561	581	1,142
At 31 December 2003	147,439	7,667	-	107,558	262,664

Deputy Chairman of the Management Board — Urinson J.M.

Finance Director — Zhurba D.G.

5 July 2004

(in millions of Russian roubles)

Note 1: The Company and its operations

The Russian Open Joint Stock Company for Energy and Electrification United Energy System of Russia (RAO UES as a parent company on a stand-alone basis, hereinafter referred to as the "Company") was created on 31 December 1992 following the privatisation of certain electricity power generation, transmission and distribution assets formerly under the control of the Ministry of Energy of the Russian Federation. Nuclear generation stations were not transferred to RAO UES.

The Company's principal assets are made up as follows:

High voltage network: The high voltage network connects all but a few regions of the Russian Federation. Until July 2003, the Company maintained this network and charged a transmission/subscription fee to users of the network. As part of the sector restructuring process described in Note 1, in 2002-2003 the bulk of the Company's transmission assets were transferred to a newly established 100 percent owned subsidiary, Federal Grid Company – OAO FGC UES ("FGC"), (see Note 26). Commencing in July 2003, FGC has taken over the Company's responsibilities for maintaining the high voltage network; starting from the same date the subscription fee component attributable to ensuring operation and maintenance of transmission grid facilities was excluded from the Company's subscription fee;

Generating stations: Seven generating stations are owned directly by the Company, of these five stations were leased to its investees, the remaining two stations operate as electricity producers and sell electricity directly to the wholesale electricity market (see Note 7): the assets of those two stations are earmarked to be contributed to the share capital of newly established wholly owned subsidiaries of the Company. In addition, the Company has ownership interests in a significant number of large stand-alone hydro and thermal generating companies;

Regional generation and distribution companies: The Company has ownership interests in more than 70 regional generation and distribution companies ("Energos"). These ownership interests range from 14.2 percent to 100 percent;

Other: In addition, RAO UES has ownership interests in a number of other utility-related enterprises and construction companies.

The Company is required to organize the operation and running of the unified energy system. The Company receives subscription fees from Energos which are spent on investments in the industry and coverage of expenses relating to the operation of the unified energy system.

The Company is responsible for coordinating and ensuring sufficient generation capacity in the sector. The construction of generation and distribution assets is undertaken primarily through joint construction projects between the Company and the Energos accounted for within joint investment activity. The Company performs export activities, buying electricity from Federal Wholesale Market of Electricity and Capacity (FOREM) and selling it abroad. The Company receives a subscription fee from the Energos to cover its costs of transmission, investment into the sector and other operations.

At 31 December 2003 and at 31 December 2002, the number of employees of the Company was approximately 2,358 and 5,200 respectively. The significant decrease in number of employees in 2003 was due to the re-structuring process during the year and the associated transfer of employees to newly established companies.

The Company's registered office is located at bld. 3, 101 Vernadskogo prospect, 119526, Moscow, Russia.

Operating environment. The Russian Federation continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation. The tax, currency and customs legislation within the Russian Federation is subject to varying interpretations, and changes, which can occur frequently.

Whilst there have been improvements in the economic trends, the future economic direction of the Russian Federation is largely dependent upon the effectiveness of economic, financial and monetary measures undertaken by the government, together with tax, legal, regulatory, and political developments.

(in millions of Russian roubles)

Note 1: The Company and its operations (continued)

Relations with the State and current regulation. At 31 December 2003, the Russian Federation owned 52.7 percent of RAO UES, which represents 55.0 percent of the ordinary shares issued. As discussed in Note 13, only ordinary shares have voting rights. The Energos' customer base includes a large number of entities controlled by, or related to, the state. Furthermore, the state controls a number of the Company's and Energos' fuel and other suppliers.

The government of the Russian Federation directly affects the Company's operations through regulation by the Federal Energy Commission ("FEC") in respect of the transmission/subscription fee it may charge. Tariffs which the Company and its Energos may charge for sales of electricity and heat are governed both by regulations specific to the electricity and heat industry and by regulations applicable to natural monopolies. As a condition to privatisation in 1992, the government of the Russian Federation imposed an obligation on the Energos to provide connection for the supply of electricity and heating to customers in the Russian Federation.

As described in Note 2 and 24, the government's economic, social and other policies could have material effects on the operations of the Company.

Regulatory issues and sector restructuring. The Russian electric utilities industry in general and the Company and its subsidiaries ("the Group") in particular are presently undergoing a reform process designed to introduce competition into the electricity sector and to create an environment in which the Group and its successor companies can raise the capital required to maintain and expand current capacity. The regulatory framework governing the process of reforming the Russian Federation electric utilities industry and the functioning of the industry, both during the transition period and subsequent to the completion of reforms, is set forth in the following legislation: Federal Law No.35-FZ of 26 March 2003 "On the Electric Utilities of the Russian Federation" and Federal Law No.36-FZ of 26 March 2003 "On the Specifics of the Functioning of Electric Utilities During the Transition Period and the Introduction of Amendments to Certain Russian Federation Legislative Acts and the Invalidation of Certain Russian Federation Legislative Acts in Connection with the Adoption of the Law "On the Electric Utilities of the Russian Federation"".

- In April 2003, legislation underlying the electric utilities reform effort took effect. This legislative package, consisting of six laws drafted by the Russian Federation government, defines the key areas in the industry reform program, as well as the terms and conditions under which electric utilities will function both during the transition period and following the reforms.
- At the present stage, bills are being drafted for the specific legislative acts envisioned under the aforementioned laws on electric utilities reform according to the action plan related to electric utilities reform and adopted by the resolution of the Russian Federation government of 27 June 2003 No 865-r (p). RAO UES has been playing an active role in drafting these parts of legislation.
- Early September 2003 the Russian Federation government issued Resolution No. 1254-r (p) approving the structures of generating companies in the wholesale electricity market. According to the aforementioned resolution 10 generating companies (4 based on hydro generating power plants and 6 based on heat generating power plants), which will include the electric power plants owned by OAO RAO UES and its subsidiaries, will be established.
- In October 2003, the Russian Federation government issued Resolution No. 643 "On the Rules for the Wholesale Electricity (Power) Market during the Transition Period". According to the rules adopted, there will be two sectors within the Federal Wholesale Electricity (Power) Market: regulated trading sector and free trading sector. Within the free trading sector, electricity suppliers will be able to sell electricity generated with the use of facilities and equipment accounting for 15 percent of their working capacity. Since November 2003, the non-commercial partnership "Trade System Administrator of the Wholesale Electricity Market", in accordance with the rules for the wholesale electricity (power) market during the transition period, has been holding electricity bidding in the free trading sector. According to the laws underlying the electric utilities reform, subsequently free trading will be extended over the whole volume of trading.
- The FGC was established in June 2002, as a wholly-owned subsidiary of RAO UES, to manage the transmission of electricity through the use of transmission assets received or earmarked for receipt from RAO UES and its subsidiaries.

(in millions of Russian roubles)

Note 1: The Company and its operations (continued)

- The System Operator – OAO "System Operator – Control Dispatch Unit of Energy System" ("SO-CDU") was established in June 2002 to perform electricity dispatch functions within the unified electricity system of the Russian Federation through the use of assets received or earmarked for receipt from RAO UES and its subsidiaries.
- OAO Kharanorskaya GRES and OAO Kirishskaya GRES were established in December 2002, as wholly owned subsidiaries of RAO UES, to perform electricity generation as a separate legal entity.
- On 29 May 2003 the Board of Directors of RAO UES approved a Concept of the Group's strategy for the period from 2003 through 2008. This document provides a detailed description of the major changes that are planned to take place in the Group during the electric utilities reform program.
- At the end of December 2003, the Russian Federation Government issued Directive #1939-p, which set out the procedure for establishing 7 interregional trunk grid companies, being incorporated by the Russian Federal Property Fund (ownership interest – 85%) and FGC (ownership interest – 15%).
- All the individual Energos that are subject to reform have developed their respective reform plans and submitted them to RAO UES. At present, these reform plans are being discussed, agreed and approved by the management bodies of RAO UES and the government bodies.
- On 23 April 2004, the Board of Directors of RAO UES has approved incorporation of 14 regional generating companies, which will include power plants, owned by RAO UES subsidiaries.
- As at 5 July 2004, 30 subsidiaries of RAO UES had held General shareholders' meetings at which plans for reorganization has been approved.

At this time, the impact of the industry changes on both the financial results and position of the Company cannot be readily assessed because the specific, detailed mechanisms to effect the restructuring are still being determined. Accordingly, no provision has been recognised for the effects of the restructuring process.

The following changes in the structure of the Company took place during the years 2003 and 2004:

- Two new 100 percent owned subsidiaries, OAO Nizhegorodskaya GES and OAO Saratovskaya GES, were registered in December 2003. The Company made a contribution to the charter capital of those entities comprising generation assets of Nizhegorodskaya GES and Saratovskaya GES amounting to RR 1,218 mln and RR 3,673 mln (net book value of those assets as at 31 December 2003) (market value of RR 2,901 mln and RR 7,791 mln), respectively, in January 2004;
- The new 25 percent associate of the company, JSC "Rossiskiye kommunalnie sistemy" (RKS), was registered in May 2003. The charter capital of the new company amounts to RR 1,000 mln.

Note 2: Financial condition

At 31 December 2003, the Company's current assets exceeded its current liabilities by RR 25,916 million (RR 21,626 million at 31 December 2002). During the period, the Company improved its financial position through retained earnings, better cash collections and repayment of loans.

The Company and the Energos continue to experience problems in obtaining settlement of old accounts receivable from earlier periods. There is legislation enabling non-payers to be cut off, but this is only possible to a certain extent due to strategic factors. Federal, municipal and other governmental organisations make up a significant proportion of the Energos' debtor balance as at 31 December 2003.

Note 2: Financial condition (continued)

The Company is affected by government policy through control of tariffs and other factors that directly impact its own operations and those of its principal investees, the Energos. In recent years the Regional and Federation Energy Commissions that control the tariffs of the Energos, FOREM tariffs and subscription fees, have not always permitted tariff increases in line with inflation and thus some tariffs are insufficient to cover all the costs of generation, distribution and transmission. Moreover, these tariffs consider costs only on a Russian statutory basis and, accordingly, exclude significant additional costs under the IFRS basis of accounting. As a result, tariffs often do not allow for an adequate return or provide sufficient funds for the full replacement of property, plant and equipment. Furthermore, the Company and the Energos are experiencing difficulties raising finance for the necessary investment in generation, transmission and distribution assets.

Company management has been taking the following actions in order to address the issues noted above and improve the Company's and Energos' financial position:

- introduction of improved financial budgeting procedures; a strong focus on timely cash collection of current and old debtor balances; restructuring of liabilities for repayment over a longer period;
- discussions with strategic investors, and identification and assessment of projects requiring investment funds;
- negotiations with federal and regional governments and regulators for real increases in tariffs to support adequate long term investment into Company and Energos generation, transmission and distribution assets; and
- active participation in the restructuring of the electricity sector (see Note 1).

Management believes that ultimately a stable regulatory regime and a competitive power market will be put in place such that the Company and Energos, and their successors, will be able to raise needed capital to sustain the business. However, there can be no assurance in this regard.

Note 3: Basis of presentation

The financial statements of the Company have been prepared in accordance and comply with International Financial Reporting Standards, including International Accounting Standards ("IAS") and Interpretations issued by the IASB ("IFRS"). They represent the results and financial position of RAO UES as a "parent company" on a stand-alone basis and, as such, subsidiaries and associates are presented as investments in the financial statements. These financial statements should be read in the conjunction with the consolidated accounts. Consolidated IFRS financial statements for the RAO UES Group are produced separately for the year ended 31 December 2003, and include the relevant financial information regarding the results and financial position of RAO UES and its subsidiaries and associates on a consolidated basis.

The Company maintains its own books of accounts and prepares its statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation ("RAR"). The accompanying financial statements are based on the statutory records and adjusted and reclassified for the purpose of fair presentation in accordance with IFRS.

The preparation of financial statements in conformity with IFRS requires management to make prudent estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates have principally been made in respect of the impairment provision on property, plant and equipment, the diminution in carrying value of investments, deferred profits taxes, allowance for doubtful debtors and fair values of financial instruments. Actual results could differ from these estimates.

(in millions of Russian roubles)

Note 3: Basis of presentation (continued)

Inflation accounting. Prior to 1 January 2003 the adjustments and reclassifications made to the statutory records for the purpose of IFRS presentation included the restatement of balances and transactions for the changes in the general purchasing power of the RR in accordance with IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003 the Company no longer applies the provisions of IAS 29. Accordingly, the amounts expressed in the measuring unit current at 31 December 2002 are treated as the basis for the carrying amounts in these financial statements.

Corresponding figures for the year ended 31 December 2002 were restated for the changes in the general purchasing power of the RR at 31 December 2002. The restatement was calculated using the conversion factors derived from the Russian Federation Consumer Price Index ("CPI"), published by the Russian State Committee on Statistics ("Goscomstat"), and from indices obtained from other sources for years prior to 1992. The indices used to restate corresponding figures, based on 1988 prices (1988 = 100) for the five years ended 31 December 2002, and the respective conversion factors, are:

Date	Index	Conversion Factor
31 December 1998	1,216,400	2.24
31 December 1999	1,661,481	1.64
31 December 2000	1,995,937	1.37
31 December 2001	2,371,572	1.15
31 December 2002	2,730,154	1.00

The main guidelines followed in restating the corresponding figures were:

- All corresponding amounts were stated in terms of the measuring unit current at 31 December 2002;
- Monetary assets and liabilities held at 31 December 2002 were not restated because they were already expressed in terms of the monetary unit current at 31 December 2002;
- The appraisal values of property, plant and equipment and the impact of any impairment have been restated by applying relevant conversion factors beginning with the appraisal date together with adjustments for additions, disposals and depreciation, all restated by applying the relevant conversion factors;
- Non-monetary assets and liabilities (those balance sheet items that were not expressed in terms of the monetary unit current at 31 December 2002) and components of shareholders' equity were restated from their historical cost by applying the change in the general price index from the date the non-monetary item originated to 31 December 2002;
- All items in the statement of operations and cash flows were restated by applying the change in the general price index from the dates when the items were initially transacted to 31 December 2002;
- Gains or losses that arose as a result of holding monetary assets and liabilities for the year ended 31 December 2002 were included in the statement of operations as a net monetary gain.

(in millions of Russian roubles)

Note 4: Summary of significant accounting policies

Investments in subsidiaries and associates. Investments in subsidiaries, associates and joint activities are carried at historical cost and restated for the impact of inflation until 31 December 2002. Provision is made where, in the opinion of management, there has been impairment, such that the recoverable value has fallen below the carrying amount.

Available for sale investments. Investments intended to be held for an indefinite period of time are classified as available-for-sale; these are included in other non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date, or they will need to be sold to raise operating capital or they mature within 12 months, in which case they are included in other current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

Available-for-sale investments principally comprise non-marketable securities, which are not publicly traded or listed on the Russian stock exchange. For these investments, fair value is estimated by reference to a variety of methods including those based on their earnings and those using the discounted value of estimated future cash flows. In assessing the fair value management makes assumptions that are based on market conditions existing at each balance sheet date.

All purchases and sales of investments are recognised on the settlement date, which is the date that an asset is delivered to or by an enterprise. Cost of purchase includes transaction costs. The available-for-sale investments are subsequently carried at fair value. Unrealised gains and losses arising from changes in the fair value of these investments are included in the fair value reserve in shareholders' equity in the period in which they arise. Realised gains and losses from the disposal of available-for-sale investments are included in the statement of operations in the period in which they arise.

Loans issued. Loans issued are recognised initially at the fair value of the consideration given, net of transaction costs incurred. Fair value is determined with reference to market interest rates applicable to the borrowers when the loans were issued. Loans issued by the Company are measured at amortised cost. Amortised cost is the amount at which the loan was measured at initial recognition minus principal repayments plus the cumulative amortisation of any difference between that initial amount and the maturity amount, and minus any write down for impairment.

Foreign currency. Monetary assets and liabilities which are held by the Company and denominated in foreign currencies at the balance sheet date, are translated into Russian Roubles at the exchange rates prevailing at that date. Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transaction. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of operations.

The official rate of exchange, as determined by the Central Bank of the Russian Federation, between the Russian Rouble and the US Dollar ("US$") at 31 December 2003 was RR 29.45:US$ 1.00 (31 December 2002: RR 31.78:US$ 1.00). Exchange restrictions and controls exist relating to converting the Russian Rouble into other currencies. The RR is not freely convertible in most countries outside the Russian Federation.

Dividends. Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared (approved by shareholders) before or on the balance sheet date. Dividends are disclosed when they are either proposed before the balance sheet date or proposed or declared after the balance sheet date, but before the financial statements are authorized for issue.

Property, plant and equipment. Property, plant and equipment are stated at depreciated replacement cost, based upon values determined by third party valuation at 31 December 1997 (the appraisal date), and adjusted for subsequent additions at cost, disposals and depreciation, and restated for the impact of inflation until 31 December 2002. At each reporting date management assesses whether there is any indication of impairment of property, plant and equipment. If any such indication exists, management estimates the recoverable amount which is determined as the higher of an asset's net selling price and its value in use. The carrying amount is reduced to the recoverable amount and the difference is recognised as an expense (impairment loss) in the statement of operations. An impairment loss recognised in prior years is reversed if there has been a change in the estimates used to determine an asset's recoverable amount.

(in millions of Russian roubles)

Note 4: Summary of significant accounting policies (continued)

The amounts determined by the third party valuation represent an estimate of depreciated replacement cost. This third party valuation was performed in order to determine a basis for cost because the historical accounting records for property, plant and equipment were not readily available. Therefore, this third party valuation is not a recurring feature since it was intended to determine the initial cost basis of property, plant and equipment. The change in carrying value arising from this valuation was recorded directly to retained earnings.

Major renewals and improvements are capitalised and the assets replaced are retired. Costs of borrowing are not capitalized. Maintenance, repairs and minor renewals are expensed as incurred. Minor renewals include all expenditures that do not result in a technical enhancement of the asset beyond its original capability. Gains and losses arising from the retirement of property, plant and equipment are included in the statement of operations as incurred.

Depreciation on property, plant and equipment is calculated on straight-line basis over the estimated useful life of the asset when it is put into use. For the property, plant and equipment, which was subject to the third party valuation as at 31 December 1997, the depreciation rate applied is based on estimated remaining useful lives as at valuation date. The useful lives, in years, of assets by type of facility are as follows:

Type of facility	Acquired prior to 31 December 1997	Acquired subsequent to 31 December 1997
Electricity transmission	14-19	25
Electricity generation	5-35	20-50
Other	8-17	10-20

Social assets are not capitalized as they are not expected to result in future economic benefits to the Company. Costs associated with fulfilling the Company's social responsibilities are expensed as incurred.

Leased assets. The Company leases assets to other Energos. Under the lease agreements all the risks and benefits of ownership are effectively retained by the Company, and so the leases are classified as operating leases. These assets are included in property, plant and equipment. Depreciation is calculated in accordance with the principles applicable to the respective assets. Revenue from leasing activities is recognised evenly over the lease term as revenue in the statement of operations.

Cash and cash equivalents. Cash comprises cash in hand and cash deposited in banks. Cash equivalents comprise short-term high liquid investments that may be readily converted into cash and have a maturity of three months or less from the date of acquisition and are subject to insignificant changes in value.

The statement of cash flows has been prepared in accordance with IAS 7 "Cash Flow Statements". Investing activities and financing activities, as disclosed in the statement of cash flows, represent actual cash transactions. The total of operating activities also represents actual cash flow transactions from operations. However, individual items within this part of the cash flow statement are stated inclusive of both cash and non-cash transactions. Management believes that the benefits of providing individual cash items within operating activities is outweighed by the cost of preparation.

Mutual settlements, barter and non-cash settlements. A portion of sales and purchases are settled by mutual settlements, barter and non-cash settlements. These settlements are generally in the form of direct settlement by goods or services with the final customer, cancellation of mutual balances or through a chain of non-cash transactions involving several companies. Non-cash settlements which are expected to be settled within 12 months are recorded as other current assets. These include "veksels" or "bills of exchange" which are negotiable debt obligations. The receivables and payables recorded in this balance sheet, that are expected to be settled by mutual settlements, barter or non-cash settlements, reflect management's estimate of the fair value to be received or given up in non-cash settlements.

Note 4: Summary of significant accounting policies (continued)

Accounts receivable and prepayments. Accounts receivable are recorded inclusive of value added taxes which are payable to tax authorities upon collection of such receivables. Trade and other receivables are adjusted for an allowance made for impairment of these receivables. Such an allowance for doubtful debtors is established if there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The amount of the allowance is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers at the date of origination of the receivables.

Value added tax on purchases and sales. Value added taxes ("VAT") related to sales is payable to tax authorities upon collection of receivables from customers. Input VAT is reclaimable against sales VAT upon payment for purchases. The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases which have not been settled at the balance sheet date (VAT deferred) is recognised in the balance sheet on a gross basis and disclosed separately as a current asset and liability. Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor's balance, including VAT. The related VAT deferred liability is maintained until the debtor is settled or until the debtor is written off for tax purposes.

Inventories. Inventories are valued at the lower of net realisable value or weighted average cost. Provision is made for potential losses on obsolete or slow-moving inventories, taking into account their expected use and future realisable value.

Deferred profit taxes. Deferred profit tax assets and liabilities are calculated in respect of temporary differences using the balance sheet liability method. Deferred profit tax is provided for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred profit tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred profit tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Accounts payable and accrued charges. Accounts payable are stated inclusive of value added tax which is reclaimable from the tax authorities upon the later of receipt of goods and services or the payment of the associated payable.

If accounts payable are restructured and the fair value of the restructured payable differs by more than ten percent from the original liability, then the fair value of the restructured payable is measured as the present value of the future cash flows discounted at the interest rate available to the Company at the date of the restructuring. The amount of the discount is credited to the statement of operations (monetary effects and financing items) as a gain on restructuring, and the non-current portion of the discounted payable is reclassified to other non-current liabilities. The discount is amortised over the period of the restructuring as an interest expense.

Debt. Debt is recognised initially at cost which is the fair value of the proceeds received, net of transaction costs incurred. Fair value is determined using the prevailing market rate of interest for a similar instrument, if significantly different from the transaction price. In subsequent periods, debt is stated at amortised cost using the effective yield method; any difference between the fair value of the proceeds (net of transaction costs) and the redemption amount is recognised in the statement of operations as an interest expense over the period of the debt obligation.

Pension and post-employment benefits. The Company's mandatory contributions to the governmental pension scheme are expensed when incurred. Discretionary pension and other post-employment benefits are not material.

Environmental liabilities. Liabilities for environmental remediation are recorded where there is a present obligation, the payment is probable and reliable estimates exist.

Note 4: Summary of significant accounting policies (continued)

Revenue Recognition. Revenue is recognised on the accrual basis. Monthly billings for transmission fees are based upon the monthly tariffs authorised and approved by the Federal Energy Commission. Those components of revenue, which are bound by legal obligations, are recognised as these obligations are fulfilled. Any difference between amounts invoiced and obligations fulfilled is shown in the balance sheet as deferred income. Revenue figures are presented exclusive of value added taxes.

Earnings per share. Preference shares are considered to be participating shares as their dividend may not be less than that given with respect to ordinary shares. An earnings per share is determined by dividing the net income attributable to ordinary and preference shareholders by the weighted average number of ordinary and preference shares outstanding during the reporting year, excluding the average number of treasury shares held by the Company. Preference shares participate in losses.

Treasury shares. Treasury shares are stated at weighted average cost. Any gains or losses arising on the disposal of treasury shares are recorded directly in shareholders' equity.

Note 5: Segmental information

Primary reporting segments – business segments. The Company is organised into four main business segments:

- ***"Transmission and system management operations"*** – this segment owns, constructs, maintains and operates the high voltage electricity transmission network. As stated in Note 1 the Company receives a subscription fee from all regional Energos to cover the costs of transmission, construction of major projects in the sector and other operations (eg. parent Company's activities in the RAO UES Group and the power sector generally). It is expected that the transmission element of this segment will be totally separated from the Company not later than 2004; the process of separation of this business started during 2002 when the bulk part of the transmission assets were transferred from the Company to the FGC and continued and almost completed in 2003 (see Note 26).
- ***"Long-term investments"*** – this segment comprises the Company's long-term investments including its investment in the generation and distribution companies that comprise the RAO UES Group. These subsidiary and associated investees are described in Note 6. The revenues of the segment represent dividend income.
- ***"Purchase and sale of electricity"*** – the Company purchases and sells electricity. Substantially all electricity is purchased from related parties (as discussed in Note 6). All electricity purchased is exported, to countries including the CIS.
- ***"Generation and leasing"*** – the Company owns seven power stations and a coal mine. During 2003 five of these power stations were leased to the Company's investees under operating leases. The remaining two power stations are operated as electricity producers and sell directly to FOREM. The Company also participates in joint ventures with Energos and other entities to construct new power stations.

(in millions of Russian roubles)

Note 5: Segmental information (continued)

Year ended 31 December 2003	Transmission and system management operations	Long-term investments	Purchase and sale of electricity	Generation and leasing	Total
Revenues	38, 883	3,611	9,476	5,983	57,953
Segment result	29,157	3,301	3,781	60	36,299
Administrative and general costs					(5,162)
Monetary effects and financing items					(794)
Income before profit tax					30,343
Tax charge					(3,494)
Net income					26,849
Capital expenditure	4,297	-	-	1,241	5,538
Depreciation	358	-	-	1,522	1,880
Impairment of property, plant and equipment	-	-	-	1,078	1,078
Impairment of other non-current assets	-	3,337	-	-	3,337
Doubtful debtors (release)/expense	294	(372)	256	808	987
As at 31 December 2003					
Segment assets	10,347	210,459	1,671	41,859	264,336
Unallocated assets					11,492
Total assets					275,828
Segment liabilities	2,250	-	749	1,780	4,779
Unallocated liabilities					8,385
Total liabilities					13,164

(in millions of Russian roubles)

Note 5: Segmental information (continued)

Year ended 31 December 2002	Transmission and system management operations	Long-term investments	Purchase and sale of electricity	Generation and leasing	Total
Revenues	42,276	4,666	9,316	4,224	60,482
Segment result	12,738	3,120	4,663	6,769	27,290
Administrative and general costs					(4,787)
Monetary effects and financing items					(2,397)
Income before profit tax					20,106
Tax benefit					6,289
Net income					26,395
Capital expenditure	6,869	-	-	1,395	8,264
Depreciation	5,852	-	-	1,490	7,342
Impairment / (release of impairment) of property, plant and equipment	16,951	-	-	(6,417)	10,534
Impairment of other non-current assets	-	521	-	-	521
Doubtful debtors expense / (release)	89	371	(711)	(113)	(364)
As at 31 December 2002					
Segment assets	45,498	156,776	1,287	42,436	245,997
Unallocated assets					23,650
Total assets					269,647
Segment liabilities	4,270	254	959	1,752	7,235
Unallocated liabilities					27,188
Total liabilities					34,423

(in millions of Russian roubles)

Note 5: Segmental information (continued)

Secondary reporting segments - geographical segments. The Company operates in seven geographical areas within the Russian Federation. These geographical areas correspond to the regions established for the system operation. As noted above, for most of 2002 and during the first half of 2003 the Company owned, operated and maintained the bulk of the high voltage transmission network. The transmission network is located nearly throughout the territory of the Russian Federation, but was recorded in the books of the Company without details of geographic location. As a consequence it was not practicable to split the transmission network assets of the Company on a geographical basis. Similarly, following the transfer of the bulk of the transmission network assets to the Federal Grid Company (see Note 26), no geographical split is available of the assets underlying that investment. The transmission network assets have, therefore, been included as part of the RAO UES geographical segment.

In each of the seven regions the Company has representation offices that co-ordinate activities on behalf of the Company.

	Revenues		Total assets		Capital expenditure	
	2003	2002	2003	2002	2003	2002
RAO UES	12,990	12,926	153,715	154,392	1,776	707
Siberia	7,507	8,885	16,354	16,531	320	1,151
Urals	12,316	12,624	20,024	19,832	644	1,100
Centre	12,922	13,219	11,572	14,361	313	860
North-West	4,769	4,764	18,350	15,473	611	1,363
East	1,130	1,252	31,334	25,489	468	1,649
Mid-Volga	3,755	3,889	7,829	8,891	281	353
South	2,564	2,923	16,650	14,678	1,125	1,081
Total	57,953	60,482	275,828	269,647	5,538	8,264

(in millions of Russian roubles)

Note 6: Related parties

The Company controls or has significant influence over Energos and stand-alone power stations throughout the Russian Federation. These subsidiary investees of the Company are its principal related parties and are listed in the tables below.

PRINCIPAL SUBSIDIARY INVESTEES
Regional generation and distribution companies

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Centre			***South***		
Astrakhanenergo	49.0	49.0	Dagenergo	51.3	51.3
Belgorodenergo	49.0	65.3	Experimentalnaya TETS	51.4	51.4
Bryanskenergo	49.0	49.0	Kabbalkenergo	65.3	65.3
Ivenergo	49.7	56.6	Kalmenergo	96.4	96.4
Kalugaenergo	52.3	52.3	Karachaevo-Cherkesskenergo	100.0	100.0
Kostromaenergo	49.0	49.0	Kubanenergo	49.0	49.0
Kurskenergo	49.4	59.8	Rostovenergo	48.4	62.8
Lipetskenergo	49.0	49.0	Sevkavkazenergo	49.0	49.0
Mosenergo	50.9	50.9	Stavropolenergo	55.1	71.9
Orelenergo	49.5	49.2			
Ryazanenergo	49.0	49.0	***Ural***		
Smolenskenergo	48.7	59.3			
Tambovenergo	49.0	56.0	Chelyabenergo	49.0	58.1
Tulaenergo	49.0	49.0	Kirovenergo	48.2	64.0
Tverenergo	49.0	65.3	Kurganenergo	49.0	49.0
Vladimirenergo	49.0	49.0	Orenburgenergo	100.0	100.0
Volgogradenergo	49.0	61.3	Permenergo	49.0	64.4
Vologdaenergo	49.0	49.0	Sverdlovenergo	49.0	65.3
Voronezhenergo	49.0	65.3	Tumenenergo	100.0	100.0
Yarenergo	47.4	59.8	Udmurtenergo	49.0	55.4
North-West			***Siberia***		
Arkhenergo	49.0	59.1	Altaienergo	54.7	72.2
Karelenergo	100.0	100.0	Buryatenergo	47.0	47.0
Kolenergo	49.2	65.5	Chitaenergo	49.0	62.2
Komienergo	50.1	50.3	Khakasenergo	100.0	100.0
Lenenergo	49.0	57.4	Krasnoyarskenergo	51.8	51.8
Novgorodenergo	49.0	62.9	Kuzbassenergo	49.0	49.0
Pskovenergo	49.0	49.0	Omskenergo	49.0	49.0
Yantarenergo	100.0	100.0	Tomskenergo	52.0	59.9
Middle Volga			***East***		
Chuvashenergo	100.0	100.0	Amurenergo	53.1	53.1
Marienergo	64.4	70.1	Dalenergo	49.0	65.3
Mordovenergo	53.1	53.1	Geotherm	71.6	76.3
Nizhnovenergo	49.0	62.3	Khabarovskenergo	48.5	48.5
Penzaenergo	49.0	60.2	Kolymaenergo	93.0	93.0
Samaraenergo	49.0	56.3	Kamchatskenergo	49.0	49.0
Saratovenergo	49.0	49.0	Magadanenergo	49.0	49.0
Ulyanovskenergo	49.0	65.3	Sakhalinenergo	49.0	49.0
			Sakhaenergo	49.0	100.0
			Yakutskenergo	49.6	58.7

(in millions of Russian roubles)

Note 6: Related parties (continued)

Hydrogenerating companies

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Bureyskaya GES	74.0	74.0	Volzhskaya GES (Volzhsk)	83.3	83.3
Kabbalk GES	50.3	50.3	Volzhskaya GES (Zhigulevsk)	84.1	86.9
Kamskaya GES	100.0	100.0	Votkinskaya GES	59.8	74.2
Kaskad Verhnevolzhskih GES	100.0	100.0	Zaramagskie GES	88.7	88.7
Sayano-Shushenskaya GES	78.9	78.9	Zeiskaya GES	56.4	56.4
Sulakenergo	61.4	61.4	Zelenchugskie GES	97.3	97.3
Taimyrenergo	100.0	100.0			

Thermal generating companies

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Berezovskaya GRES –1	100.0	100.0	Nevinomysskaya GRES	100.0	100.0
Cherepetskaya GRES	55.8	55.8	North-West Station	61.4	61.4
Gusinoozerskaya GRES	100.0	100.0	Novocherkasskaya GRES	100.0	100.0
Kaliningradskaya TETS –2	78.5	78.5	Pechorskaya GRES	51.0	51.0
Konakovskaya GRES	51.0	51.0	Permskaya GRES	100.0	100.0
Kostromskaya GRES	51.0	51.0	Pskovskaya GRES	50.0	50.0
Krasnoyarskaya GRES –2	100.0	100.0	Ryazanskaya GRES	100.0	100.0
Kuban GRES	60.5	60.5	Shekinskie PGU	85.6	85.6
Kharanorskaya GRES	100.0	100.0	Stavropolskaya GRES	51.0	51.0
Kirishskaya GRES	100.0	100.0	Troitskaya GRES	100.0	100.0
Lutek	56.3	56.3			

Construction companies

Name	Ownership %	Voting %
Boguchanskaya GES	64.2	64.2
Bureyagesstroy	100.0	100.0
Cherkeigesstroi	100.0	100.0

Other

Name	Ownership %	Voting %
Central Dispatch Centre	100.0	100.0
Centre of Settlement Optimization	100.0	100.0
Energy Centre	75.0	75.0
Inter RAO UES	60.0	60.0
Federal Grid Company	100.0	100.0
System Operator CDU	100.0	100.0
Insurance company LIDER	100.0	100.0

The Company controls Centre for Assistance in Restructuring the Electricity Sector, a non-commercial partnership.

(in millions of Russian roubles)

Note 6: Related parties (continued)

Differences between ownership interest and voting interest normally represent the effect of preference shares. Primarily, RAO UES does not hold any preference shares of its subsidiaries. Such preference shares do not have any voting rights, unless dividends have not been declared fully at the Annual shareholders' meeting.

Significant balances with subsidiary and associated related parties. Subsidiaries and associates, as listed above, are carried as long-term investments at cost as disclosed in Note 8. Amounts due from these related parties included as trade receivables in Note 12 are equal to RR 4,332 million (2002: RR 5,667 million). Certain subsidiaries provided construction services to the Company for RR 334 million (2002: RR 544 million) during the year; outstanding construction liabilities with these related parties amounted as at 31 December 2003 to RR 224 million (2002: RR 284 million). Outstanding payables in respect of purchased electricity amount to RR 388 million as at 31 December 2003 (2002: RR 464 million).

Significant transactions with subsidiary and associated related parties. As shown in the Statement of Operations for the year ended 31 December 2003, substantially all revenue, with the exception of exported electricity, is received from the above subsidiary related parties, as they are the main customers in respect of transmission fees. Substantially all exported electricity is purchased from subsidiary related parties. For the year ended 31 December 2003 RR 5,227 million (2002: RR 4,282 million) of electricity was purchased from subsidiary related parties at prices set for FOREM by FEC.

Inter-RAO. ZAO "Inter-RAO" is a subsidiary of the Company. The Company's holding in Inter-RAO is included in "Investments in subsidiaries and associates" and is not material. During 2003 and 2002 Inter-RAO was involved in mutual settlements of the Company's export electricity receivables from CIS. The commission charged for this service equals RR 377 million for 2003 (2002: RR 12 million) and was transacted on an arm's length basis. The balance outstanding due to the Company from Inter-RAO included in other receivables was RR 181 million as at 31 December 2003 (2002: RR 5 million).

Federal Grid Company. OAO Federal Grid Company ("FGC"), a 100 percent subsidiary of the Company, was established during 2002 (see Notes 1 and 26 for details). During 2003 the Company transferred RR 29,568 million of property, plant and equipment (net of depreciation and impairment) and RR 986 million of cash as a contribution to the charter capital of FGC (2002: RR 83,235 million and RR 269 million, respectively).

For the year ended 31 December 2003 RR 8,481 million of services provided by FGC (2002: RR 1,424 million) were included within high voltage network operating cost.

Lider. ASO "Lider", an insurance company, is a 100 percent subsidiary of the Company. The Company's holding in Lider is included in "Investments in subsidiaries and associates" and amounts to RR 14 million. The bulk of voluntary insurance contracts of the Company are made with Lider based on market terms. The amount of insurance premium paid during 2003 amounted to RR 132 million (2002: RR 695 million). Insurance expense related to Lider equal RR 172 million for the year 2003 (2002: RR 504 million).

CARES. Non-commercial partnership "Center for Assisting in Restructuring Electricity Sector", which is owned by two 100 percent subsidiaries of the Company, participated in various financial schemes with the Company during the years 2001, 2002 and 2003. In 2001 loans to Company's subsidiaries were issued by CARES and subsequently transferred to the Company. During 2001 – 2003 CARES assisted in securing settlements from these subsidiaries on the loans. CARES had an outstanding loan from the Company amounting to RR 5 million as at 31 December 2003 (2002: RR 95 million).

Shares of RAO UES held by subsidiaries. As at 31 December 2003 49,080,412 (2002: 49,080,412) ordinary and 16,776,096 (2002: 16,776,096) preference shares of the Company are held by subsidiaries and carry normal voting rights.

Directors' compensation. Compensation is paid to members of the Management Board of RAO UES for their services in full time management positions. The compensation is made up of a contractual salary, non-cash benefits, and a performance bonus depending on results for the year according to Russian statutory financial statements. The compensation is approved by the Board of Directors. Discretionary bonuses are also payable to members of the Management Board, which are approved by the Chairman of the Management Board according to his perception of the value of their contribution.

(in millions of Russian roubles)

Note 6: Related parties (continued)

Fees, compensation or allowances to the members of the Board of Directors for their services in that capacity and for attending Board meetings are paid depending on results for the year. Under the Russian legislation, fees, compensation or allowances to the members of the Board of Directors, being government employees, are transferred to the federal budget.

Salary, bonuses and other payments paid to members of the Board of Directors and of the Management Board by the Company, amounted to RR 160 million for the year ended 31 December 2003. Salary, bonuses and other payments paid to members of the Management Board by the Company amounted to RR 81 million for the year ended 31 December 2002. In addition, certain amounts were paid to members of the management board of RAO UES by RAO UES' subsidiaries in respect of management duties at those companies.

Note 7: Property, plant and equipment

	Electricity Generation	Electricity Transmission	Construction in Progress	Other	Total
Appraised value or cost					
Balance as at 31 December 2002	45,619	28,579	41,951	8,317	124,466
Additions	298	179	4,667	394	5,538
Transfers	533	3,698	(4,962)	731	-
Transfer from other non-current assets	216	-	75	-	291
Transfer to investments	(7,455)	(27,559)	(23,889)	(2,888)	(61,791)
Disposals	(181)	(17)	(1,524)	(324)	(2,046)
Balance as at 31 December 2003	39,030	4,880	16,318	6,230	66,458
Accumulated depreciation (including impairment)					
Balance as at 31 December 2002	(28,051)	(14,451)	(14,275)	(5,007)	(61,784)
Charge for the year 2003	(1,119)	(358)	-	(403)	(1,880)
Impairment charge for the year 2003	-	-	(1,078)	-	(1,078)
Transfers	(200)	(1,330)	1,793	(263)	-
Transfer to other non-current assets	-	-	-	-	-
Transfer to investments	3,523	12,962	7,778	1,494	25,757
Disposals	6	9	392	201	608
Balance as at 31 December 2003	(25,841)	(3,168)	(5,390)	(3,978)	(38,377)
Net book value as at 31 December 2002	17,568	14,128	27,676	3,310	62,682
Net book value as at 31 December 2003	13,189	1,712	10,928	2,252	28,081

(in millions of Russian roubles)

Note 7: Property, plant and equipment (continued)

Operating leases. The net book value of property, plant and equipment leased by the Company to Energos under operating leases at the end of accounting period are provided in the table below. The figure for accumulated depreciation includes impairment provisions related to five power stations rented out.

	31 December 2003	31 December 2002
Appraised value / Cost	40,239	39,924
Accumulated depreciation	(28,865)	(27,758)
Net book value	11,374	12,166

During 2003 the Company leased five power stations (2002: six power stations) to its Energo investees and also the assets of a coal mine under operating leases.

Future rental income due under the operating leases for the year 2004 (calculated based on monthly charges per the contracts) equals RR 1,274 million (for the year 2003: RR 1,129 million). This income may change as a result of future agreements between the Company and its customers, as the contracts may be updated or cancelled subject to mutual agreement of the parties.

Construction in progress represents the carrying value of property, plant and equipment that has not yet been put into production, primarily representing generating stations and high voltage network under construction. When construction projects are completed the cost, together with any impairment, is transferred to other appropriate classifications of property, plant and equipment.

Other assets include motor vehicles, computer equipment, office fixtures and other equipment.

Land on which the Company carries out its activities is the property of the state and, therefore, is not included in the balance sheet.

Additions to operational property, plant and equipment principally comprise the transfer of completed projects from construction in progress. Additions to construction in progress principally comprise work completed. During 2003 approximately 4 percent (2002: 3 percent) of the additions to construction in progress have been settled through mutual settlement, barter and other non-cash means, 96 percent (2002: 97 percent) through cash means.

During 2003 property, plant and equipment with a net book value of RR 36,034 million was exchanged for shares in the Company's subsidiaries; these are shown as transfers to investments in the table above (2002: RR 83,836 million).

Impairment. For the year ended 31 December 2003, management assessed the adequacy of the existing impairment provision and concluded that an additional impairment charge was needed due to changes in estimated future net cash flows related to certain construction in progress. An additional impairment provision of RR 1,078 mln was recognised.

For the year ended 31 December 2002, an impairment charge of RR 10,534 mln was recognised by the Company.

Management has used various assumptions in the calculation of the recoverable value of property, plant and equipment. Variations in these assumptions may give rise to a significantly different amount for the impairment provision. In management's opinion, the existing provision represents the best estimate of the impact of impairment as a result of the current economic conditions in the Russian Federation.

(in millions of Russian roubles)

Note 8: Investments in subsidiaries and associates

Carrying value as at 1 January 2002	**53,789**
Additions	1,150
Transfer from property, plant and equipment	83,836
Transfer from other non-current assets	544
Carrying value as at 31 December 2002	**139,319**
Additions	4,581
Transfer from property, plant and equipment	36,034
Transfer from other non-current assets	1,030
Transfer to other non-current assets	(1,014)
Disposals	(194)
Carrying value as at 31 December 2003	**179,756**

Prior to 2003, the principal subsidiary and associate investments with the exception of FGC, OAO Kharanorskaya GRES and OAO Kirishskaya GRES were transferred to the Company by the Russian Federation on and after its incorporation into a joint stock company. The Company is restricted, by law, in its ability to sell such subsidiary and associated investments and must seek the approval of the Government of the Russian Federation for any such disposal.

Additions to subsidiary and associated investments of RR 4,394 million and RR 187 million were financed through cash and non-cash transactions respectively (2002: RR 1,121 million and RR 29 million respectively).

As described in Notes 1 and 26, in 2002 the Company established the FGC, OAO Kirishskaya GRES and OAO Kharanorskaya GRES. In 2002 and in 2003 the Company transferred to the FGC the majority of its transmission assets, in exchange for shares in that company. In 2003 the Company transferred generation assets as a contribution to the share capital of OAO Kirishskaya GRES and OAO Kharanorskaya GRES.

The transfer from other non-current assets of RR 1,026 million (2002: RR 544 million) is from equity prepayments and joint investment activity, as described in Note 10.

The carrying value of investments was adjusted for impairment in prior years. For the year ended 31 December 2003, management has re-assessed the adequacy of its existing impairment provision and concluded that the amount is still appropriate.

(in millions of Russian roubles)

Note 9: Loans issued

Short-term loans

	Currency	Effective interest rate	31 December 2003	31 December 2002
Loan issued to Rosenergoatom	RR	20%	-	2,635
Loans issued to Energos	RR	0%	-	1,847
Other loans issued	RR	0%	283	1,675
Current portion of long-term loans issued to Energos	RR	22-23%	5,673	7,406
			5,956	13,563

Long-term loans

	Currency	Effective interest rate	Due	31 December 2003	31 December 2002
Loans issued to Energos	RR	22-23%	2003-2007	9,080	14,438
Less: current portion of loans issued to Energos				(5,673)	(7,406)
				3,407	7,032

Maturity Table

	31 December 2003	31 December 2002
Due for re-payment		
Between one and two years	1,957	4,273
Between two and five years	1,450	2,759
	3,407	7,032

The long and short-term loans to the Energos were issued by CARES and transferred to the Company in 2001. The loan to Rosenergoatom was issued by the Company in 2001 and was fully repaid in 2003.

The loans were issued at zero or below market interest rates; they are being amortized using the market rate of interest of the respective borrowers as at the date of inception of the loans. The rates are between 18 percent to 23 percent, depending on the borrower and the timing of the relevant cash flows. The effects of discounting were reflected within monetary effects and financing items in December 2001.

During the year 2003 RR 6,673 million (2002: RR 8,858 million) of the loans were repaid in accordance with the schedule of payment and imputed interest recorded as a result of amortisation of the discount on the loans amounting to RR 2,128 million (2002: RR 4,112 million) was included in the corresponding item within monetary effects and financing items (Note 22).

(in millions of Russian roubles)

Note 10: Other non-current assets

	31 December 2003	31 December 2002
Joint investment activity	828	1,693
Advances for equity in subsidiaries and associates	26,451	15,526
Available for sale investments	3,014	1,091
	30,293	18,310

Joint investment activity. The Company participates in construction projects with Energos or third parties, each party contributing cash and assets to the project. These projects represent the construction of generation and distribution fixed assets. Upon completion of these projects a legal entity is normally formed with ownership interests generally being established in proportion to the amounts contributed to the project. At this time the balance is transferred to investments.

Advances for equity in subsidiaries and associates. The Company has agreements in place with some of the Energos under which the Company advances cash and non-cash contributions for future issues of equity in the Energo. The number of shares to be issued will be determined at a future point in time. These advances are utilised by the Energos to fund the construction of generation and distribution fixed assets. When the equity is issued, the balance is transferred to investments.

In 2003 the Company converted RR 1,026 million (2002: RR 544 million) of these advances and joint investment activity into equity, which has been included in investments (see Note 8). Further advances and contributions in joint investment activity in 2003 amounted to RR 15,860 million (2002: RR 9,504 million), being RR 12,804 million and RR 3,056 million, cash and non-cash respectively (2002: RR 9,314 million and RR 190 million, cash and non-cash respectively).

Note 11: Cash and cash equivalents

	31 December 2003	31 December 2002
Cash at bank and in hand	1,409	4,677
Cash equivalents	9,870	2,802
Foreign currency accounts	2,001	183
	13,280	7,662

Cash equivalents comprise short term investments in bank promissory notes and certificates of deposit.

Note 12: Accounts receivable and prepayments

	31 December 2003	31 December 2002
Trade receivables (net of allowance for doubtful accounts of RR 2,465 million for 2003 and RR 2,465 million for 2002)	6,207	7,569
Other receivables (net of allowance for doubtful accounts of RR 1,693 million for 2003 and RR 962 million for 2002)	3,440	5,409
Advances	947	1,484
Prepayments and accrued income	322	504
Value added tax recoverable	1,686	2,302
	12,602	17,268

(in millions of Russian roubles)

Note 12: Accounts receivable and prepayments (continued)

Management has determined the allowances for doubtful debtors based on specific customer identification, customer payment trends, subsequent receipts and settlements and analyses of expected future cash flows. Based on the expected collection rate, discount rates of 22 – 25 percent have been used in the estimate of fair value of future cash flows. The effects of discounting are reflected in the doubtful debtor allowance and expense. The management of the Company believes that it will be able to realise the net receivable amount through direct collections and other non-cash settlements.

For the year ended 31 December 2003, approximately 2.3 percent (year ended 31 December 2002: 6 percent) of the settlements of the Company's accounts receivable were made via non-cash settlements.

Note 13: Shareholders' equity

Share Capital

	Number of shares issued and fully paid	31 December 2003	31 December 2002
Ordinary shares	41,041,753,984	147,439	147,439
Preference shares	2,075,149,384	7,667	7,667
		155,106	155,106

The authorised number of ordinary and preference shares are 47,509,289,488 and 2,075,149,384 respectively, both with a nominal value per share of 0.5 Russian roubles.

Ordinary shares and preference shares. Preference shares have no right of conversion or redemption, but are entitled to a minimum annual dividend of 10 percent of net statutory profit. In total the preference dividend may not be less than the ordinary dividend and is not cumulative. Preference shares carry no voting rights except when dividends on preference shares have not been declared fully at the Annual Shareholders' meeting. In liquidation, preference shareholders are first paid any declared unpaid dividends and then the nominal value of the shares ("liquidation value"). Following this, preference shareholders then participate equally in the distribution of remaining assets with ordinary shareholders.

On 7 May 1998 the law number 74-FZ "On the Peculiarities of Share Distribution of UES" was signed by the President of the Russian Federation. This law stipulates that a minimum of 51 percent of voting shares in RAO UES be held by the government of the Russian Federation and that foreign investors are limited to owning not more than 25 percent of the voting shares of the Company. The practical implications of this foreign ownership limitation for the Company or its shareholders are unclear.

Dividends: The annual statutory accounts of the Company are the basis for the annual profit distribution and other appropriations. The specific Russian legislation identifies the basis of distribution as the net profit for the year. For 2003, the statutory profit for the Company, as reported in the published statutory reporting forms, was RR 24,605 million. However this legislation and other statutory laws and regulations dealing with the distribution rights are open to legal interpretation and, accordingly, management believes at present it would be not appropriate to disclose an amount for the distributable reserves in these financial statements.

A dividend was declared in 2004 in respect of the year ended 31 December 2003 of RR 0.0469 per ordinary share (in 2003 in respect of 2002: RR 0.0337 per ordinary share) and RR 0.2283 per preference share (in 2003 in respect of 2002: RR 0.2916 per preference share).

(in millions of Russian roubles)

Note 13: Shareholders' equity (continued)

Treasury shares. Treasury shares as at 31 December 2003 represent 57,809 (2002: 351,857,799) ordinary and 2,767 (2002: 935,002) preference shares purchased and held by the Company, at cost.

	31 December 2003	31 December 2002
Ordinary shares	-	553
Preference shares	-	8
	-	561

Note 14: Profit tax

The Company accrues income taxes at the rate of 24 percent on taxable profits computed in accordance with the Russian tax legislation. Net income before profit tax for financial reporting purposes is reconciled to tax expenses as follows:

	Year ended 31 December 2003	Year ended 31 December 2002
Income before profit tax	30,343	20,106
Theoretical tax charge at a statutory rate of 24 percent (2002: 24 percent)	(7,282)	(4,825)
Tax effect of items which are not deductible or assessable for taxation purposes:		
Income that is not assessable for profit tax purposes	757	-
Expenses non-deductible for profit tax purposes	(731)	(301)
Non-temporary elements of monetary gains / losses and other	(266)	(2,867)
Inflation effect on deferred tax balance at beginning of year	-	2,836
Effect of change in taxable base	4,028	10,928
Total tax (charge) / benefit	(3,494)	6,289

The effect of changes in the taxable base mainly relates to certain temporary differences on property, plant and equipment which became non-taxable due to the use of the property, plant and equipment as a means of payment for shares in the FGC, Kharanorskaya GRES and Kirishskaya GRES. In accordance with Russian legislation, the taxable base for the property, plant and equipment used in such a manner differs from the original taxable base and this gave rise to the effect presented in the table above.

The non-temporary element of monetary gains and losses in 2002 reflected the effect on the theoretical tax charge of inflation with respect to non-monetary items of a non-temporary nature (primarily deferred profit tax liabilities and shareholders' equity). As described in Note 3 effective from 1 January 2003 Company no longer applies the provision of IAS 29.

(in millions of Russian roubles)

Note 14: Profit tax (continued)

Deferred profit tax. Differences between IFRS and Russian statutory taxation regulations give rise to temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profit tax purposes. Deferred profit tax assets and liabilities are measured at 24 percent, the rate applicable when the assets or liabilities will reverse.

Deferred profit tax liability

	31 December 2003	Movement for the year: Statement of operations	Movement for the year: Shareholders' equity	31 December 2002
Accounts payable	57	57	-	-
Other	677	(434)	141	970
	734	(377)	141	970

Deferred profit tax asset

	31 December 2003	Movement for the year: Statement of operations	Movement for the year: Shareholders' equity	31 December 2002
Property, plant and equipment	160	3,700	-	(3,540)
Loans issued	378	(546)	-	924
Accounts receivable	701	309	-	392
Other	220	159	-	61
	1,459	3,622	-	(2,163)
Net deferred profit tax liability/(asset)	(725)	(3,999)	141	3,133

As at 31 December 2003 the Company has not recognized a deferred tax liability in respect of RR 55,872 million (31 December 2002: RR 49,310 million) temporary differences associated with investments in subsidiaries as the Company is able to control the timing of the reversal of these temporary differences and does not intend to reverse them in foreseeable future.

Revisions to the Russian tax legislation were approved in 2002 which provide clarification of the tax law enacted as at 1 January 2002. In accordance with these revisions, statutory revaluations on property, plant and equipment of up to 30 percent of the statutory carrying value as at 1 January 2001 are deductible for profit tax purposes through depreciation. Previous revisions of the profit tax legislation did not provide clear guidance regarding the deductibility of these revaluations. Consequently, the Company had not recognised the impact resulting from these statutory revaluations until these clarifications were provided in 2002. The effect of the revaluations is to increase the tax base of property, plant and equipment, thereby decreasing the temporary differences between their carrying value for financial and tax purposes.

(in millions of Russian roubles)

Note 15: Non-current debt

	Currency	Effective interest rate	Due	31 December 2003	31 December 2002
Bonds (issued in 2002)	RR	15%	2005	3,000	3,000
Bonds (issued in 1999 – 2000)	RR*	5%	2003	-	2,231
Less: unreleased portion of discount	RR			-	(3)
				3,000	5,228
EBRD	EURO	6.2%	2003-2005	1,723	2,470
Sberbank	RR	19%	2003-2004	-	9,802
Federal Center of Project Financing	US$	7%	2003	290	73
				5,013	17,573
Less: current portion of non-current debt				(1,208)	(10,359)
Total				3,805	7,214

* See description below of the linkage to US$ exchange rate

Maturity Table

	31 December 2003	31 December 2002
Due for re-payment		
Between one and two years	3,685	3,674
Between two and five years	120	3,540
	3,805	7,214

Bonds (issued in 1999-2000):

In December 1999 and February 2000 the Company issued 982,587 and 2,017,413 bonds respectively at 5.0 percent with a nominal value of 1,000 Russian roubles. These bonds were issued at a discount of 5.75 percent, equal to RR 283 million. This discount was recorded as a deduction from the nominal value of the bonds and was accrued as interest expense in the statement of operations evenly over the life of the bond.

Interest is payable on the 365th, 731st and 1096th day from the bond placement commencement date. These bonds mature 3 years from their issue date, at nominal value. For both interest payments and the redemption of these bonds the Russian rouble amount is adjusted to reflect any currency movements between the Russian rouble and the US$ from the date of issuance of the bonds, December 1999 and February 2000.

The Company made a prepayment of RR 4,141 million (RR 2,520 million unrestated) for the repurchase of the bonds in two instalments in December 1999 and February 2000 amounting to RR 1,142 million (RR 695 million unrestated) and RR 2,999 million (RR 1,825 million unrestated), respectively.

In December 2002 the first tranche of bonds was redeemed using the prepayment of RR 695 million at a profit amounting to RR 287 million. In February 2003 the second tranche of bonds was redeemed in accordance with the maturity; the prepayment of RR 1,825 million was closed, no profit was recognized on this transaction by the Company.

***Bonds (issued in 2002)*:** In October 2002 the Company issued 3,000,000 bonds at 15 percent with a nominal value of RR 1,000. These bonds mature three years from their issue date, at nominal value. Interest is payable semi-annually from the bond placement commencement date. The bonds are stated in accounting records in accordance with their maturity and at nominal value. The fair value of the bonds does not significantly differ from the nominal value.

Sberbank: In December 2001 the Company received a RR 27,629 million loan from Sberbank. The loan was re-payable in equal quarterly instalments of RR 3,070 million through 2004. The loan interest varied depending on the turnover on the Company's accounts in Sberbank, and was equal to 19 percent as at 31 December 2002. The Company re-paid the loan ahead of schedule in March 2003.

(in millions of Russian roubles)

Note 15: Non-current debt (continued)

EBRD: In February 2002 the Company obtained a Euro 100 million loan from the European Bank for Reconstruction and Development ("EBRD"). The stated interest rate for the loan is the European Central Bank interbank rate plus 4.125 percent. The interest rate equals 6.229 percent as at 31 December 2003 (as at 31 December 2002: 7.524 percent). Interest and a portion of the principal are repayable semi-annually up to the expiry of the loan in 2005.

The loan is secured by export sales of the Company, the proceeds of which are restricted for the repayment of the loan.

Note 16: Current debt and current portion of non-current debt

	31 December 2003	31 December 2002
Current portion of non-current debt	1,208	10,359
	1,208	10,359

The current portion of long-term debt includes the current element of loans from EBRD and Federal Center of Project Financing, amounting to RR 1,123 million and RR 85 million, respectively (2002: RR 920 million and RR 73 million; and the current element of bonds issued of RR 2,228 million; and loan from Sberbank amounting to RR 7,138 million).

Note 17: Accounts payable and accrued charges

	31 December 2003	31 December 2002
Construction payables	433	1,026
Trade payables	1,666	651
Dividends payable	54	94
Accrued liabilities and other creditors	931	1,342
	3,084	3,113

In 2003, approximately 2.3 percent (2002: 3 percent) of the Company's settlements of accounts payable and accrued charges were settled via non-cash settlements.

(in millions of Russian roubles)

Note 18: Taxes payable

Taxes payable consists of the following:

	31 December 2003	31 December 2002
Profit tax	622	2,218
Value Added Tax	1,455	1,782
Property tax	204	205
Turnover taxes	-	203
Fines and interest	72	171
Employee taxes	10	23
Other taxes	79	55
Current portion of the restructured taxes payable	916	601
	3,358	5,258

Included in the payable for value added tax is RR 1,102 million which only becomes payable to the tax authorities when the underlying receivable balance is recovered or written off (31 December 2002: RR 1,311 million).

The principal tax liabilities past due, excluding the amounts which have been restructured, accrue interest each day at one three hundredth of the current refinance rate of the Central Bank of the Russian Federation. As at 31 December 2003 the refinance rate was 16 percent (31 December 2002: 21 percent). Interest does not accrue on tax fines and interest.

Restructured taxes, including fines and interest, which are payable more than one year from the balance sheet date are reflected within other non-current liabilities as described in Note 21. The gain on restructuring taxes payable is included in monetary effects and other financing items (see Note 22).

In 2003, approximately 0.1 percent (2002: 1 percent) of the Company's settlements of taxes payable were settled via non-cash settlements.

Note 19: Operating costs

Included within operating costs is depreciation of RR 1,880 million (2002: RR 7,342 million) and gross staff costs of RR 1,759 million (2002: RR 5,261 million), including approximately RR 252 million (2002: RR 637 million) of employment and related payroll taxes.

Note 20: Earnings per share

	31 December 2003	31 December 2002
Weighted average number of ordinary shares outstanding (thousands)	41,041,754	41,041,754
Weighted average number of preference shares outstanding (thousands)	2,075,149	2,075,149
Adjusted for weighted average number of treasury shares (thousands)	(88,296)	(352,793)
Weighted average number of ordinary and preference shares outstanding (thousands)	43,028,607	42,764,110
Net income	26,849	26,395
Earnings per ordinary and preference share – basic and diluted (in Russian Roubles)	0.62	0.62

The basic profit per share above is for the Company as a parent company on a stand-alone basis. The earnings per share for the Group is disclosed in the 2003 the Group consolidated financial statements.

(in millions of Russian roubles)

Note 21: Other non-current liabilities

	31 December 2003	31 December 2002
Taxes payable	2,483	3,811
Other	142	188
Total other non-current liabilities	2,625	3,999
Less: current portion of restructured liabilities	(916)	(601)
	1,709	3,398

In accordance with Government Resolution No. 1002 dated 3 September 1999 the Company has restructured taxes including fines and interest over a period of up to 10 years. Non-adherence to certain payment schedules could result in the gross amount of taxes payable including fines and interest becoming due on demand. Based on the contractual dates of repayment, discount rates of 21 – 25 percent have been used in the estimate of the fair value of these liabilities.

In accordance with Moscow government Resolution No.30 dated 15 January 2002, in 2002 the Company has restructured additional taxes initially due to be paid in that year. Non-adherence to certain payment schedules could result in the tax payables becoming due on demand. Based on the contractual dates of repayment, discount rates of 21 – 25 percent have been used in the estimate of the fair value of these liabilities.

The discounting of the restructured payable amounts gave rise to a gain in previous periods, as disclosed in Note 22.

The maturity profile of taxes payable is as follows:

	31 December 2003	31 December 2002
Between one and two years	1,169	1,893
Between two and five years	793	1,212
After 5 years	521	706
	2,483	3,811

Note 22: Monetary effects and financing items

	2003	2002
Interest expense	(969)	(4,065)
Monetary loss	-	(3,036)
Impairment of other non-current assets and investments	(3,337)	(521)
Foreign exchange loss	(72)	(347)
Tax interest income / (expense)	1,268	(99)
Imputed interest income on loans issued	2,316	5,304
Gain on restructuring accounts payable and taxes payable	-	367
	(794)	(2,397)

(in millions of Russian roubles)

Note 22: Monetary effects and financing items (continued)

The discounting of the restructured payable amounts gives rise to a gain. Subsequent to its initial recognition, the discount is amortized over the period of the restructuring as an expense; RR 1,236 million of such amortization was included in interest expense for the year ended 31 December 2003 (year ended 31 December 2002: RR 307 million). Further information on the restructuring of the taxes payable is contained in Note 21.

Imputed interest income is recorded as a result of the amortisation of the discount recognised in December 2001 on loans issued at below market interest rates. These loans issued are discussed in Note 9.

Note 23: Commitments

Sales commitments. The Company entered into two export contracts: with Fortum Power and Heat Oy ("Fortum") and with Pohjolan Voima Oy. The contract with Fortum is for the supply of a minimum of 1.6 million MWh of electricity per year, at prices between Euro 12.15 and Euro 20.50 per MWh. This contract expires at the end of 2007. The contract with Pohjolan Voima Oy is for the supply of a minimum of 2.7 million MWh of electricity per year, at prices between Euro 16.20 and Euro 16.70 per MWh. This contract expires at the end of 2004.

Social commitments. The Company contributes to the maintenance and upkeep of the local infrastructure and the welfare of its employees, including contributions toward the development and maintenance of housing, hospitals, transport services, recreation and other social needs in the geographical areas in which it operates. The charge in respect to these expenditures in 2003 was equal to RR 18 million (2002: RR 138 million).

Capital commitments. Future capital expenditures for which contracts have been signed amount to RR 227 million at 31 December 2003 (2002: RR 2,264 million).

Guarantees. The Company has issued guarantees to third parties amounting to RR 8,294 million at 31 December 2003, including the guarantees issued for subsidiaries and associates of RR 8,123 million (at 31 December 2002: RR 2,950 million and RR 2,874 million, respectively).

Note 24: Contingencies

Political environment. The operations and earnings of the Company continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection, in Russia.

Insurance. The Company holds limited insurance policies in relation to its assets, operations, public liability or other insurable risks. Accordingly, the Company is exposed for those risks for which it does not have insurance.

Legal proceedings. The Company is party to certain legal proceedings arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding, which, upon final disposition, will have a material adverse effect on the financial position of the Company.

Tax contingency. Russian tax, currency and customs legislation is subject to varying interpretation, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Company may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments. As a result, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances review may cover longer periods.

As at 31 December 2003 management believes that its interpretation of the relevant legislation is appropriate and the Company's tax, currency and customs positions will be sustained. Where management believes it is probable that a position cannot be sustained, an appropriate amount has been accrued for in these financial statements.

Note 24: Contingencies (continued)

Environmental matters. The Company and its predecessor entities have operated in the electric power industry in the Russian Federation for many years. The enforcement of environmental regulation in the Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. The Company periodically evaluates its obligations under environmental regulations.

Potential liabilities might arise as a result of changes in legislation and regulation or civil litigation. The impact of these potential changes cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that there are no significant liabilities for environmental damage, other than any amounts which have been accrued in the accompanying balance sheet.

Note 25: Financial instruments and financial risk factors

Financial risk factors. The Company's activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates, changes in interest rates and the collectibility of receivables. The Company does not have a risk policy in order to hedge its financial exposures.

Credit risk. Financial assets which potentially subject Company to concentrations of credit risk consist principally of trade receivables and loans issued. As disclosed in Notes 6 and 9, most of the trade receivables and loans issued are due from Energos. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Company beyond the allowance for doubtful debtors already recorded.

Cash is placed in financial institutions, which are considered at time of deposit to have minimal risk of default.

Foreign exchange risk. The Company primarily operates within the Russian Federation, with minimal exports of electricity. The majority of the Company's purchases are denominated in Russian Roubles. The major concentration of foreign exchange risk is in relation foreign currency denominated sales commitments, as disclosed in Note 23, and Euro denominated debt and Russian Rouble denominated debt linked to US Dollar currency movements, as disclosed in Note 15.

Interest rate risk. The majority of interest rates on long term borrowings are fixed, these are disclosed in Note 15. Assets are generally non-interest bearing.

Note 26. Discontinuing operations

The Company is undergoing restructuring as part of the industry reform, which is described in more detail in the Note 1. In particular, the high voltage transmission network of the Unified Energy System (hereinafter – Transmission Component) has been transferred into a 100 percent subsidiary of the Company called OAO Federal Grid Company of Unified Energy System. This component, which is included within "Transmission and system management operations" business segment (see Note 5), consequently represents a discontinuing operation. In the process of restructuring it is also planned to spin off the generation stations recorded on the Company's balance sheet (hereinafter – the electricity generation and leasing component) into individual legal entities which will be wholly owned subsidiaries of the Company. This component is included into "Generation and Leasing" business segment (see Note 5). The spin-off of the stations into individual legal entities represents discontinuing operations.

(in millions of Russian roubles)

Note 26. Discontinuing operations (continued)

FGC was registered on 25 June 2002 in accordance with decisions of the Company's Board of Directors, dated 25 January 2002 and 7 May 2002. The announced share capital of FGC amounts to RR 127.0 billion of ordinary shares (at par value). Under the decision of the Board of Directors # 115 dated 7 May, 2002, RR 120.2 billion worth of shares should be paid for by the Company in kind (by transferring high voltage transmission assets and related assets under construction with the corresponding market value) and RR 6.8 billion in cash. During 2002 and 2003 the Company contributed RR 120 billion to the share capital of FGC. Unpaid shares in the amount of RR 7 billion were returned to FGC. The value at which the assets to be transferred are recognised for the purposes of establishing the share capital of FGC, is determined under RAR and is based on a valuation performed for that purpose by a third party valuer, Ernst&Young. These values will not necessarily correspond to the IFRS carrying values of the assets.

During 2003 the Company transferred to FGC property, plant and equipment with a carrying value of RR 29,568 million (see Note 8) as well as RR 986 million of cash. During 2002: RR 83,235 million and RR 283 million, respectively).

During 2002 and the first half of year 2003, the Company continued to accrue and collect fees from Energos for its "transmission" services, as in prior years (see Note 5). These fees comprise an unspecified element which relates to the operation of the actual transmission assets and a further element intended to cover the management and investment needs of the Company. FGC, having received at the end of September 2002 a significant amount of the grid assets, began from October 2002 to provide transmission services to the Company in respect of the operations of the high voltage grid, and for ensuring reliable operations of the grid, its development, and its usage by the industry for transmission of power and capacity. The actual costs were RR 8 481 million for the first half of year 2003 (in year 2002: RR 1,424 million) million. This amount was included within high voltages network operating costs of the Company (see Note 6).

Starting from July 2003, FGC has taken over the Company's responsibilities for maintaining the operation of high-voltage transmission grids; from the same time the subscription fee component attributable to ensuring operation and maintenance of the transmission grid facilities was excluded from the Company's subscription fee tariff.

In accordance with resolutions of the Board of Directors dated 29 November 2002 and 18 December 2002, the Company has registered OAO Kirishskaya GRES and OAO Kharanorskaya GRES, respectively.

During 2003, the Company transferred to OAO Kirishskaya GRES property, plant and equipment with a carrying value of RR 2,421 mln (see Note 8).

During 2003, the Company transferred to OAO Kharanorskaya GRES property, plant and equipment with a carrying value of RR 2,495 mln (see Note 8), materials in the amount of RR 181 mln as well as RR 50 mln of cash.

In accordance with a resolution of the Board of Directors dated 1 August 2003, the Company registered OAO Nizhegorodskaya GES and OAO Saratovskaya GES.

During the first half of 2004, the Company transferred to OAO Nizhegorodskaya GES property, plant and equipment with a carrying value as at 31 December 2003 of RR 1,218 mln as well as RR 330 thousand of cash.

During the first half of 2004, the Company transferred to OAO Saratovskaya GES property, plant and equipment with a carrying value of RR 3,673 mln.

(in millions of Russian roubles)

Note 26. Discontinuing operations (continued)

The information set out above was used as a basis for calculation of a number of line items for the years 2003 and 2002, which are provided below:

Year ended 31 December 2002

	Revenue	Operating costs	Impairment (loss) / gain	Income / (loss) from operating activities before profit tax	Income tax (charge) / benefit	Income / (loss) from operating activities
Discontinuing operations						
Transmission and system management operations	15,241	(10,705)	(16,951)	(12,415)	13,038	623
Generation and leasing	1,916	(1,917)	-	(1)	-	(1)
Other	-	-	-	-	-	-
Total	17,157	(12,622)	(16,951)	(12,416)	13,038	622
Continuing operations						
Transmission and system management operations	27,035	(1,882)	-	25,153	(7,182)	17,971
Generation and leasing	2,308	(1,955)	6,417	6,770	288	7,058
Other	13,982	(13,383)	-	599	145	744
Total	43,325	(17,220)	6,417	32,522	(6,749)	25,773
Company as a whole						
Transmission and system management operations	42,276	(12,587)	(16,951)	12,738	5,856	18,594
Generation and leasing	4,224	(3,872)	6,417	6,769	288	7,057
Other	13,982	(13,383)	-	599	145	744
Total	60,482	(29,842)	(10,534)	20,106	6,289	26,395

(in millions of Russian roubles)

Note 26. Discontinuing operations (continued)

Year ended 31 December 2003

	Revenue	Operating costs	Impairment loss	Income / (loss) from operating activities before profit tax	Income tax (charge) / benefit	Income / (loss) from operating activities
Discontinuing operations						
Transmission and system management operations	8,481	(9,430)	-	(949)	2,925	1,976
Generation and leasing	1,507	(1,283)	-	224	581	805
Other	-	-	-	-	-	-
Total	9,988	(10,713)	-	(725)	3,506	2,781
Continuing operations						
Transmission and system management operations	30,402	(294)	-	30,108	(7,108)	23,000
Generation and leasing	4,476	(3,563)	-	913	27	940
Other	13,087	(11,962)	(1,078)	47	81	128
Total	47,965	(15,819)	(1,078)	31,068	(7,000)	24,068
Company as a whole						
Transmission and system management operations	38,883	(9,724)	-	29,159	(4,183)	24,976
Generation and leasing	5,983	(4,846)	-	1,137	608	1,745
Other	13,087	(11,962)	(1,078)	47	81	128
Total	57,953	(26,532)	(1,078)	30,343	(3,494)	26,849

During 2003 discontinued operations net cash used for operating activities was RR 725 million, net cash used for investing activities was RR 3,604 million and net cash provided by financing activities was RR Nil. (During 2002: net cash provided by operating activities was RR 4,535 million, net cash used for investing and financing activities was RR 6,313 million and RR Nil, respectively).